Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Dual Directional Market-Linked Notes Linked to NDX, RTY and SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying Indices:	Nasdaq-100 Index® (ticker: "NDX") , Russell 2000® Index (ticker: "RTY") and S&P 500® Index (ticker: "SPX")
Pricing date:	August 31, 2023
Valuation dates:	February 28, 2025 (the "interim valuation date") and August 31, 2028 (the "final valuation date")
Maturity date:	Unless earlier redeemed, September 6, 2028
Automatic early redemption:	If the closing level of the worst performing underlying index on the interim valuation date is greater than or equal to its initial index level, the notes will be automatically redeemed on the third business day immediately following the interim valuation date for an amount in cash per security equal to $1,000 plus the premium.
Premium:	10.00% of the stated principal amount
CUSIP / ISIN:	17291RYH9 / US17291RYH91
Initial index level:	For each underlying index, the closing level of the underlying index on the pricing date
Final index level:	For each underlying index, the closing level of the underlying index on the final valuation date
Index return:	(i) The final index level of the worst performing underlying index *minus* its initial index level, divided by (ii) its initial index level
Worst performing underlying index:	For any valuation date, the underlying index with the lowest index return determined as of that valuation date
Payment at maturity (if not autocalled):	If the notes have not been previously redeemed, you will receive at maturity, for each note you then hold, the $1,000 stated principal amount plus the note return amount. If the notes are not automatically redeemed prior to maturity and the final index level of the worst performing underlying index is less than its final barrier level, you will receive only the principal amount of your notes at maturity. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Note return amount:	If the final index level of the worst performing underlying index is **greater than or equal to** its initial index level: $1,000 x the index return of the worst performing underlying index on the final valuation date x the upside participation rate If the final index level of the worst performing underlying index is **less than** its initial index level but **greater than or equal to** its final barrier level: $1,000 x the absolute value of the underlying return of the worst performing underlying index on the final valuation date If the final index level of the worst performing underlying index is **less than** its final barrier level: $0

Final barrier level:	75% of the initial index level
Upside participation rate:	At least 150%*
Stated principal amount:	$1,000 per note
Pricing supplement:	Preliminary Pricing Supplement dated August 1, 2023

Hypothetical Payment per Note Upon Automatic Early Redemption

Valuation Date	Premium	Hypothetical Payment at Early Redemption
February 28, 2025	10.00%	$1,100.00

If, on the interim valuation date, the closing level of the worst performing underlying index is not greater than or equal to its initial index level, then the notes will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity**



$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
Payment at Maturity per $1,000 Stated Principal Amount
-100.00%
-80.00%
-60.00%
-40.00%
-20.00%
0.00%
20.00%
40.00%
60.00%
80.00%
100.00%
Index Return of the Worst Performing Underlying Index
-25.00%
$1,000.00 Stated Principal Amount
Participation Zone

* The actual upside participation rate will be determined on the pricing date

** If not automatically redeemed prior to maturity

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may not receive any positive return on your investment in the notes. • Your potential for positive return on the notes from depreciation of worst performing underlying index at maturity is limited. • Your potential return on the notes in connection with an automatic early redemption is limited. • The notes may be automatically redeemed prior to maturity, limiting the term of the notes • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the notes are not automatically redeemed prior to maturity and the final index level of the worst performing underlying index is less than its final barrier level or the worst performing underlying index does not appreciate or depreciate sufficiently from its initial index level to its final index level. • The probability that the final index level of the worst performing underlying index will be less than its final barrier level will depend in part on the volatility of the worst performing underlying index. • The securities are subject to heightened risk because they have multiple underlying indices. • The securities are subject to the risks of each of the underlying indices and will be negatively affected if any one underlying index performs poorly. • You will not benefit in any way from the performance of any better performing underlying index. • Investing in the notes is not equivalent to investing in the underlying indices or the stocks that constitute the underlying indices. • Your return on the notes will depend on the closing level of the worst performing underlying index on the valuation dates. • The Russell 2000® Index is subject to risks associated with small capitalization stocks. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • Sale of the notes prior to maturity may result in a loss of principal. • The estimated value of the notes on the pricing date is less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.